Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town

Grand Cayman

Tailwind International Acquisition Corp. (ROC #368193) (the "Company")

TAKE NOTICE that at an extraordinary general meeting of the Company dated 21 February 2023, the following special resolutions were passed:

Proposal No. 1—The Extension Amendment Proposal—RESOLVED, as a special resolution that:

a)	Article 49.7 of Tailwind’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.7:

“In the event that the Company does not consummate a Business Combination upon the date which is the later of (A) 23 August 2023 and (B) such later date as may be approved by the Members in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay liquidation expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and the Board, liquidate and dissolve, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and to requirements of other Applicable Law.”

b)	Article 49.8(a) of Tailwind’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8(a):

“that would modify the substance or timing of the Company’s obligation to: (i) provide for the redemption of the Public Shares in connection with a Business Combination; or (ii) redeem 100 per cent of the Public Shares if the Company has not completed a Business Combination within 30 months from the closing of the IPO, or such later time as the Members may approve in accordance with the Articles; or”

c)	Article 49.10(b) of Tailwind’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.10(b):

“vote as a class with the Public Shares: (i) on the Company’s initial Business Combination or on any other proposal presented to Members prior to or in connection with the completion of an initial Business Combination; or (ii) to approve an amendment to the Memorandum or the Articles to (x) extend the time the Company has to consummate a business combination beyond 30 months from the closing of the IPO or (y) amend this Article 49.10.”

Proposal No. 2 - The Redemption Limitation Amendment Proposal - RESOLVED, as a special resolution that:

a)	Article 49.2(b) of Tailwind’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.2(b):

“provide Members with the opportunity to have their Shares repurchased by means of a tender   offer for a per-Share repurchase price payable in cash, equal to the aggregate amount then on   deposit in the Trust Account, calculated as of two business days prior to the consummation of   such Business Combination, including interest earned on the Trust Account (net of taxes paid   or payable, if any), divided by the number of then issued Public Shares. Such obligation to   repurchase Shares is subject to the completion of the proposed Business Combination to which   it relates.”

b)	Article 49.4 of Tailwind’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.4:

“At a general meeting called for the purposes of approving a Business Combination pursuant to   this Article, in the event that such Business Combination is approved by Ordinary Resolution,   the Company shall be authorised to consummate such Business Combination.”

c)	The following final sentence of Article 49.5 of Tailwind’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety:

“The Company shall not redeem Public Shares that would cause the Company’s net tangible   assets to be less than US$5,000,001 following such redemptions (the “Redemption   Limitation”).”

d)	The following final sentence of Article 49.8 of Tailwind’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety:

“The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.”

/s/ Margo Richardson

Margo Richardson
Corporate Administrator
for and on behalf of
Maples Corporate Services Limited
Dated this 23rd day of February 2023

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